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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                                 AMENDMENT NO. 3
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
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                              SPECTRAN CORPORATION
                            (Name of Subject Company)

                            SEATTLE ACQUISITION INC.
                            LUCENT TECHNOLOGIES INC.
                                    (Bidders)
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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
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                                    847598109
                      (CUSIP Number of Class of Securities)
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                             Pamela F. Craven, Esq.
                            Seattle Acquisition Inc.
                          C/o Lucent Technologies Inc.
                               600 Mountain Avenue
                          Murray Hill, New Jersey 07974
                                 (908) 582-8500
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
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                                   Copies to:

                             Irving L. Rotter, Esq.
                                 Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000

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                                  TENDER OFFER

      This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999 with respect to the offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock"), of SpecTran Corporation, a Delaware corporation (the "Company"), at $9.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 10. ADDITIONAL INFORMATION.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

     The Offer has been extended and will now expire at 12:00 midnight, Eastern time, on Tuesday, August 24, 1999 unless the Offer is further extended. Based on preliminary information provided by the Depositary, the Parent reported that as of 5:00 p.m., Eastern time, on August 17, 1999, approximately 3,314,031 Shares have been tendered pursuant to the Offer.

      A copy of the Parent's press release announcing such extension has been filed as Exhibit (a)(10) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(10) Text of Press Release, dated August 18, 1999, issued by Parent.


SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1999


                                          SEATTLE ACQUISITION INC.


                                          By:     /s/ PAMELA F. CRAVEN
                                                  -----------------------------
                                                  Name: Pamela F. Craven
                                                  Title: Vice President


                                          LUCENT TECHNOLOGIES INC.


                                          By:     /s/ PAMELA F. CRAVEN
                                                  -----------------------------
                                                   Name: Pamela F. Craven
                                                   Title: Vice President-Law


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER        EXHIBIT DESCRIPTION
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
(a)(10)       Text of Press Release, dated August 18, 1999, issued by Parent.


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